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Exhibit 5

        SQUIRE, SANDERS & DEMPSEY L.L.P.
8000 Towers Crescent Drive, 14th Floor
Vienna, Virginia 22182-2700

October 18, 2002

Kaiser Group Holdings, Inc.
9302 Lee Highway
Fairfax, Virginia 22031

Re:	Kaiser Group Holdings, Inc. Registration Statement on Form S-4 Registration No. 333-

Ladies and Gentlemen:

        Reference is made to the Registration Statement on Form S-4 (Registration No. 333-            ) (the "Registration Statement") filed by Kaiser Group Holdings, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to 8 1/4% Senior Notes due December 31, 2007 (the "Exchange Notes"). The Exchange Notes will be issuable pursuant to an exchange offer (the "Exchange Offer") to be made by the Company, in exchange for up to $40 million liquidation preference of preferred stock of the Company that is validly tendered and not withdrawn prior to the expiration of the exchange offer, all as described in the Registration Statement.

        We have reviewed the Registration Statement and the related exhibits, including the form of the Indenture under which the Exchange Notes will be issuable. In addition, we have examined originals, or copies authenticated to our satisfaction, of such corporate records, certificates and other documents, and such matters of law, as we have deemed necessary or appropriate for purposes of this opinion. We have relied upon certificates of officers of the Company as to various factual matters contained in those certificates.

        In our examination of all of the foregoing, we have assumed the genuineness of all signatures, the legal capacity of natural persons executing documents, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies. We have assumed the final form of the Indenture will not differ materially from the form filed as an exhibit to the Registration Statement.

        Based on the foregoing, we are of the opinion that, when the Exchange Notes have been (a) executed by the Company and authenticated by the trustee for the Exchange Notes in accordance with the provisions of the Indenture governing the Exchange Notes, and (b) delivered by the Company in accordance with the terms of the Exchange Offer as contemplated in the Registration Statement, the Exchange Notes will be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as may be limited by applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer or similar laws relating to or affecting the enforcement of creditors' rights generally and subject to general principles of equity (whether considered in a proceeding at law or in equity).

        We express no opinion as to the laws of any jurisdiction other than the federal laws of the United States, the laws of the State of New York, and the General Corporation Law of the State of Delaware.

        We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption "Legal Matters" in the prospectus contained in the Registration Statement. In giving such consent, we do not admit we come within the category of persons whose consent is required by the Securities Act of 1933 or the rules under that Act.

                      Respectfully submitted,

                      /s/ Squire, Sanders & Dempsey L.L.P.

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  Exhibit 5